Mail Stop 3561

      January 13, 2006


Lavi Krasney
Chief Executive Officer
Cdoor Corp.
20A Rehov Sharei Torah
Bayit Vegan, Jerusalem 96387

	Re: 	Cdoor Corp.
Amendment No. 3 to Registration Statement on Form SB-2
      Filed January 10, 2006
		File No. 333-128399

Dear Mr. Krasney:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Dilution, page 14
1. We have reviewed your response to comment 1 in our letter dated December 21, 2005, noting that the figures included in the line item
"Increase attributable to new investors" should actually be included in the line item "Pro forma net tangible book value after the offering." Accordingly, please revise the figures in these line items and the line item "Dilution per share to new investors."
For
example, under the 100% offering scenario, it appears that your dilution table would consist of the following amounts:

?	Increase attributable to new investors of $0.0379

?	Pro forma net tangible book value after the offering of
$0.0131

?	Dilution per share to new investors of $0.0869

If our understanding is incorrect, please advise. Otherwise, please revise your dilution table to reflect these changes.

Undertakings, page II-4
2. Please revise to include the undertakings required by Item
512(a)
and (g) of Regulation S-B, which are required for filings made on or after December 1, 2005. See Question 3 in Securities Offering Reform
Transition Questions and Answers, which is available on our web site at http://www.sec.gov/divisions/corpfin/transitionfaq.htm.



*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

		You may contact Andrew Blume at (202) 551-3254, or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Howard Baik, Attorney-Advisor, at
(202) 551-3317, Ellie Quarles, Special Counsel at (202) 551-3238,
or
me at (202) 551-3725 with any other questions.

      							Sincerely,



      							H. Christopher Owings
      Assistant Director

cc:	Michael S. Krome, Esq.
	Fax:  (631) 737-8382



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Lavi Krasney
Cdoor Corp.
January 13, 2006
Page 1